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EXHIBIT 6.3

                                 ALLIANCE AGREEMENT
                                      BETWEEN
                          IMAGENETIX & DR. CHARLES COCHRAN

Dr. Charles L. Cochran, hereinafter referred to as the "Developer," in consideration of the promises made herein and intending to be legally bound, agree as follows:

                                      ARTICLE I

                                 Status of Imagenetix

Section 1.01 - Imagenetix is a corporation duly organized, validly existing, and in good standing under the laws of the State of California with corporate power to own property and carry on its business as it is now being conducted. Imagenetix has its primary office and place of business at:

                        11777 Bernardo Plaza Court, Suite #206
                                 San Diego, CA 92128

                              Legal Status of Developer

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Section 1.02 - Developer is an individual having his primary office and place of business at:
                                    226 Lake Court
                                   Aptos, CA 95003

                                  Developer Business

Section 1.03 - The Developer is engaged in the business of formulating and developing:

                          Nutritional and Skin Care Products

            Resources of Imagenetix: Desire to Be an Imagenetix Developer

Section 1.04 - (a) Imagenetix declares that it possesses the financial and physical resources to promote the sale and use of the products and innovations of Developer and is desirous of developing demand for and selling such products to Imagenetix Alliance Members, as authorized herein. (b) Developer is desirous of having Imagenetix develop demand for and sell its products and innovations on the term and conditions set forth herein,

                               ARTICLE 2.  APPOINTMENT

Section 2.01 - (a) The Developer appoints Imagenetix as representative for the sale of mutually agreed products worldwide to mutually agreed Imagenetix clients.

Section 2.02 - This Alliance Agreement shall continue in full force for a period of ten (10) years Commencing from the date of this Agreement and will terminate when Dr. Charles Cochran becomes a full time employee of Imagenetix (refer to Agreed upon Details).

                                ARTICLE 3.  OPERATIONS

Section 3.01 - Imagenetix shall pay to Developer as compensation for his services a commission of ten (10%) percent (or a mutually agreed upon rate based on market, product or other conditions) of the net invoice value of all shipments of its products to any client for which the Developer shall have received payment. These products include all Cetyl Myristoleate and related products, including Integris' Everlasting and Everlasting Support, Nikken's CM product, and any CM products to be developed by Imagenetix in the future. Also, presently included, is the ViGro-TM- formula used to address male impotence and decreased libido. Imagenetix shall pay the commissions within fifteen (I 5) days of paid invoice to Imagenetix. This compensation package will terminate and be replaced when Developer becomes an Imagenetix employee.

See attached Addendum for agreement regarding Developer as an employee of Imagenetix.

                                 Payment of Expenses

Section 3.02 - Imagenetix shall assume and pay all agreed upon travel costs when Developer is conducting Imagenetix business.

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                               ARTICLE 4.  TERMINATION

                                       Grounds

Section 4.01 - Either party, at its election, may treat this Alliance Agreement breached and, without prejudice to any other of its rights, may forthwith terminate this Agreement by written notice to the other party o-n occurrence of the following event:

     There shall be a substantial failure by the other party to perform one or more of its obligations hereunder which shall not have been cured within thirty (30) days after written notice specifying the nature of such failure.

                      ARTICLE 5.  INTERPRETATION AND ENFORCEMENT

                                   Controlling Law

Section 5.01 - The validity, interpretation, and performance of this Agreement shall be controlled by and construed under the law of the State of California.

                                      Assignment

Section 5.02 - Imagenetix shall not assign this Agreement without the prior consent of the Developer in writing.

                              Completeness of Instrument

Section 5.0.4 - This instrument contains all of the agreements, understandings, representations, conditions, warranties, and covenants made between the parties hereto. Unless set forth herein, neither party shall be liable for any representations made, and all modifications and amendments hereto must be in writing.

Executed on June 16, 1999
          Date
IMAGENETIX

By: /s/ William P. Spencer              /s/ Dr. Charles Cochran, Developer

                     Addendum Regarding Future Relationship With
                        Developer as an Employee of Imagenetix

Both Imagenetix (Mr. William P. Spencer) and Developer (Dr. Charles Cochran) have spoken on several occasions in regards to a future relationship in which Developer will become an employee of Imagenetix. This addendum is not a contractual agreement, but a construct of several points that have been discussed and agreed upon. It can be defined as a tentative agreement to be followed by a more comprehensive agreement at the time in which Developer assumes the role as

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an employee of Imagenetix.

                                 Agreed Upon Details

It is the desire of both parties for Developer to be hired as an employee on or around the end of July 1999.

Once hired as an employees Developer agrees to work with Imagenetix exclusively in regards to formulation and development of nutritional and skin care products unless mutually agreed upon in writing. Developer also agrees to share all former business relationships, raw material suppliers, and clients with Imagenetix in hopes that Imagenetix will experience a tremendous growth by expanding its marketing and client base.

Imagenetix agrees to pay Developer not less than $100,000.00 per year salary to include health insurance for him and his spouse.

Upon signing of employee contract, Developer shall receive shares of Imagenetix, Incorporated. The amount of shares discussed was 35,000 for the transfer of intellectual property of products developed on behalf of Imagenetix and 5,000 as a Board Member.

Developer will have the daily use of a leased automobile. All expenses incurred during actual work time will be paid for by Imagenetix.

Imagenetix will put all funds not necessary for operation and cost of the business into a bonus account that would be divided between William P. Spencer, Patrick Millsap, Dr. Charles Cochran, and other employees of Imagenetix.